Jeffrey A. Sherman	Faegre Baker Daniels LLP
jeff.sherman@FaegreBD.com	3200 Wells Fargo Center T 1700 Lincoln Street
Direct +1 303 607 3649	Denver T Colorado 80203-4532
Mobile +1 303 877 3383	Phone +1 303 607 3500
Fax +1 303 607 3600

October 4, 2012

VIA EDGAR

United States Securities and Exchange
Commission
100 F Street, N.E.
Washington, DC 20549-3628

Re:	Gryphon Gold Corporation
Registration Statement on Form S-1
Filed July 17, 2012
File No. 333-182725

Dear Ladies and Gentlemen:

On behalf of our client, Gryphon Gold Corporation (the “Company”), we are pleased to submit this response to the comments of the Staff, as set forth in a letter dated August 6, 2012 to James T. O’Neil, Jr. Chief Executive Officer and Director of the Company, regarding the Registration Statement on Form S-1 referenced above (the “Form S-1”).

The responses set forth herein have been reviewed and approved by the Company. For convenience, each of the Staff’s consecutively numbered comments is set forth herein, followed by the Company’s response (in bold).

1.

Comment: We note that you have a pending confidential treatment request. Please note that comments on the confidential treatment request must be cleared prior to requesting effectiveness of the Form S-1.

Response: We acknowledge that comment on the confidential treatment request must be cleared prior to requesting effectiveness of the Form S-1.

2.

Comment: We note that you intend to rely on Rule 415 to conduct this offering. Please revise your registration statement to provide all of the undertakings required by Item 512 of Regulation S-K for your offering.

United States Securities and Exchange	-2-	October 4, 2012
Commission

Response: We have added all of the undertakings required by Item 512 of Regulation S-K for the Company’s offering on page II-6.

3.	Please submit the interactive data files required by Item 601(b)(101) of Regulation S-K.

Response: We have submitted the interactive data files required by Item 601(b)(101) of Regulation S-K.

4.

We note your disclosure that you used a “framework developed by the Company’s management pursuant to and in compliance with the SEC’s Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, Release No. 33-8810.” This does not appear to be a suitable framework under Exchange Act Rules 13a-15 and 15d-15. Please amend your Form 10-K to provide the disclosure required by Item 307 and 308 of Regulation S-K using a suitable framework, such as that outlined by the Committee of Sponsoring Organizations of the Treadway Commission.

Response: We filed an amended Form 10-K on September 14, 2012. The amended Form 10-K provides the disclosure necessary to comply with Items 307 and 308 of Regulation S- K. The amended disclosure is on page 72 of the amended Form 10-K.

In addition, we hereby advise you that we have been advised by the Company that neither it nor anyone authorized to do so on the Company’s behalf has provided any written materials in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. To the Company’s knowledge, no brokers or dealers are participating in the offering. Therefore, to the Company’s knowledge no research reports about the Company have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act.

If we can facilitate the Staff’s review of the Form S-1, or if the Staff has any questions on any of the information set forth herein, please telephone me at (303) 607-3649 or James Crowe at (303) 607-3710. Our fax number is (303) 607-3600. Thank you again for your time and consideration.

Very truly yours,

FAEGRE BAKER DANIELS LLP

/s/ Jeffrey A. Sherman
Jeffrey A. Sherman